

Mail Stop 4631

April 13, 2010

Ms. Teresa M. Nilsen
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

> **RE:** **Hennessy Advisors, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 4, 2009**
> **File #0-49872**

Dear Ms. Nilsen:

We have reviewed your response letter dated April 5, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended September 30, 2009

Item 7. Management's Discussion and Analysis, page 25
Results of Operations, page 27

1. We note your response to our prior comment two. Please provide us with an example of the disclosures you will include in future filings.

2. We note your response to our prior comment three. Please revise future filings to include disclosures similar to the information you provided in your response.

3. We note your response to our prior comment four. Please revise future filings to include disclosures similar to the information you provided in your responses and ensure that any future changes in your income taxes are appropriately explained.

Critical Accounting Policies, page 30

4. We note your response to our prior comment seven and have the following additional comments:
   - Please identify the nature of the estimates and assumptions you utilize in your determination of future revenues and expenses.
   - Tell us if and how your estimate of projected revenues reflects the decrease in your assets under management.
   - Tell us if and how you estimates of projected revenues and assets under management reflect client attrition rates.
   - Please provide us with an example of the disclosures you will include in your future filings.

Summary of the Organization, Description of Business and Significant Accounting Policies, page 40
General

5. We note your response to our prior comment eight and have the following additional comments:
   - Please provide a more specific and comprehensive discussion regarding how your revenue from management and shareholder services is "earned" and the timing at which it is recognized.
   - Please provide a specific and comprehensive discussion of your accounting for your contractual obligations which require you to waive advisory fees or reimburse fund expenses related to your institutional share funds.
   - Please provide a specific and comprehensive discussion of your accounting for circumstances which would require you to forego fees covering your mutual funds.
   - Please clarify if your incentive income and high water marks are limited to your Micro Cap Growth Fund.
   - Please clarify if your incentive income is subject to clawbacks or if there are any circumstances in which amounts would have to be returned. If such circumstances do exist, please include a specific and comprehensive discussion of your accounting for these uncertainties.
   - Please provide us with an example of the disclosures you will include in your future filings.

(c) Investments, page 40

6. We note your response to our prior comment nine. Please revise future filings to include disclosures similar to the information you provided in your response.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3691.

Sincerely,

John Hartz
Senior Assistant Chief Accountant